SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Quest Patent Research Corporation

(Name of Issuer)

Common Stock, $0.00003 par value per share

(Title of Class of Securities)

747955102

(CUSIP Number)

Jon C. Scahill

Quest Patent Research Corporation

411 Theodore Fremd Ave., Suite 206S

Rye, New York 10580

888-743-7577

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

October 30, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 747955102

1.	Name of Reporting Persons: Jon Charles Scahill

I.R.S. Identification No. of Above Persons (entities only) NA

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

United States

Number of shares beneficially owned by each reporting person with:

7.	Sole Voting Power	91,000,000

8.	Shared Voting Power	0

9.	Sole Dispositive Power	91,000,000

10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	91,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)	28.2%

14.	Type of Reporting Person	IN

2

Item 1. Security and Issuer

This Statement on Schedule 13D relates to the common stock, par value $.00003 per share, of Quest Patent Research Corporation, a Delaware corporation (the “Issuer”). The address of the Issuer’s principal office is 411 Theodore Fremd Ave., Suite 206S, Rye, New York 10580-1411.

Item 2. Identity and Background

(a)      This Schedule 13D is being filed on behalf of Jon C. Scahill.

(b)      Mr. Scahill’s business address is c/o Quest Patent Research Corporation, 411 Theodore Fremd Ave., Suite 206S, Rye, New York 10580-1411.

(c)      Mr. Scahill’s principal occupation is chief executive officer and president of the Issuer.

(d)      Mr. Scahill has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)      Mr. Scahill has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Mr. Scahill is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Not Applicable

Item 4. Purpose of Transaction

Mr. Scahill has been a senior executive officer of the Issuer since 2007, and he currently serves as the Issuer’s chief executive officer, president and secretary. Pursuant to an employment agreement, dated March 1, 2008, we were to issue to Mr. Scahill warrants to purchase an aggregate of 60,000,000 shares of common stock. The warrants were to have been issued in three annual installments, and the issuance was accrued by the Issuer on those dates. On October 30, 2014, Mr. Scahill entered into a restated employment agreement, which provided for the reissuance of the warrants at the same price and with the same maturity date since the warrants had not been issued. The restated employment agreement also provided for a restricted stock grant for 30,000,000 shares of common stock, with the shares to vest on January 15, 2015 provided that Mr. Scahill is employed by the Issuer on that date, other than as a result of his death or disability. Mr. Scahill has the rights of a stockholder with respect to these shares, including the right to vote and receive dividends, subject to the forfeiture provisions.

The restated employment agreement also provides that Mr. Scahill will be included in the board of directors’ nominees for director as long as he is employed by the Issuer.

Mr. Scahill has no intention to take any action which relates to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

3

Item 5. Interest in Securities of the Issuer

(a)      As of the date hereof, Mr. Scahill is the beneficial owner of 91,000,000 shares of common stock, representing 28.2% of the Issuer’s outstanding common stock. The shares beneficially owned by Mr. Scahill are (i) 1,000,000 shares owned by him, (ii) 30,000,000 shares issued pursuant to the restricted stock grant pursuant to his restated employment agreement, and (iii) 60,000,000 issuable upon exercise of a warrant to purchase 60,000,000 shares of common stock at an exercise price of $0.004 per share through March 1, 2018.

(b)      Mr. Scahill has sole voting and disposition right with respect to these shares, except that the shares issued pursuant to the incentive stock grant may not be disposed of prior to the vesting of the shares.

(c)      Other than as reported in this Schedule 13D, Mr. Scahill has not effected any transactions involving the common stock in the 60 days prior to filing this Schedule 13D.

(d)      No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares owned by Mr. Scahill.

(e)      Not applicable.

Item 6. Contract, Arrangements, Understandings, or Relationships with respect to Securities of the Issuer

Mr. Scahill holds a warrant to purchase 60,000,000 shares of common stock at exercise price of $0.004 per share during through March 1, 2018. Mr. Scahill is a party to a restricted stock agreement pursuant to which the Issuer issued to him 30,000,000 shares. The shares vest on January 15, 2015, provided that Mr. Scahill is employed by the Issuer on that date, other than as a result of his death or disability. Mr. Scahill holds the rights of a stockholder with respect to these shares, including the right to vote and the right to receive dividends, subject to the forfeiture of the shares in the event that the shares do not vest.

Item 7. Material to be Filed as Exhibits

Not applicable

4

Signature

After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2014	/s/ Jon C. Scahill
Jon C. Scahill

5